3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
Joseph V. Del Raso
direct dial: 215.981.4506
delrasoj@pepperlaw.com
May 21, 2008
Via EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	WT Mutual Fund (the “Trust”)
1933 Act File No. 033-84762
1940 Act File No. 811-08648
Preliminary Proxy Material
Ladies and Gentlemen:
          Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, attached is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Wilmington Multi-Manager Small-Cap Fund (the “Fund”), in connection with a Special Meeting of Shareholders of the Fund to be held on June 27, 2008 (the “Meeting”). The Fund anticipates that the definitive proxy materials will be sent on or about June 3, 2008 to shareholders of record on May 23, 2008.
          At the Meeting, shareholders of the Fund will be asked (i) to approve a new investment sub-advisory agreement among the Trust, on behalf of the Fund, Rodney Square Management Corporation and TAMRO Capital Partners LLC and (ii) to transact such other business that may properly come before the Meeting, or any adjournments thereof.
          Please direct questions and comments relating to this filing to the undersigned at (215) 981-4506 or to John P. Falco at (215) 981-4659.
Respectfully,
/s/ Joseph V. Del Raso
Joseph V. Del Raso

cc:	Mr. Neil Wolfson Mr. John J. Kelley
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